

May 31, 2011

Curtis W. Mewbourne
Chief Executive Officer
Mewbourne Development Corporation
3901 South Broadway
Tyler, TX 75701

> **Re: Mewbourne Energy Partners 10-A, L.P.**
> **Registration Statement on Form 10**
> **Filed April 28, 2011**
> **File No. 0-54370**

Dear Mr. Mewbourne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

2.   The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act.

Financial Statements and Supplementary Data, page 32

3.   Please note the financial statement updating requirements per Rule 3-12 of Regulation S-X.

Balance Sheet, page 34

4.   Please include the amount of oil and gas property costs not subject to amortization, for each year presented, on the face of the balance sheet, or tell us why you believe this disclosure is not required. Refer to Rule 4-10(c)(7)(ii) of Regulation S-X, for further guidance.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Donald Delaney at (202) 551- 3863 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                Sincerely,

                                /s/ A.N. Parker *for*

                                H. Roger Schwall
                                Assistant Director